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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number 000-16977
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                 Stolt-Nielsen S.A., NASDAQ Global Select Market
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         (Exact name of Issuer as specified in its charter, and name of
              Exchange where security is listed and/or registered)


            c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych,
                   London WC2B 4HN England, +44 20 7611 8960
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       (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

   American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Common Share, no par value
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                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

      |_|   17CFR240.12d2-2(a)(1)

      |_|   17CFR240.12d2-2(a)(2)

      |_|   17CFR240.12d2-2(a)(3)

      |_|   17CFR240.12d2-2(a)(4)

      |_| Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

           (1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

      |X| Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Stolt-Nielsen S.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.


      May 11, 2007   By: /s/ Jan Chr. Engelhardtsen     Chief Financial Officer
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       Date                     Name                             Title



SEC 1654(03-06)   Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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